FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 18, 2010

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ....... No ....X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “The major resolutions of AUO 2010 Annual General Shareholders' Meeting”, dated June 18, 2010.

2.	Taiwan Stock Exchange filing entitled, “The Re-election of Directors at AUO 2010 Annual General Shareholders' Meeting”, dated June 18, 2010.

3.	Taiwan Stock Exchange filing entitled, “To release the Directors from non-competition restrictions at AUO 2010 Annual General Shareholders' Meeting”, dated June 18, 2010.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: June 18, 2010	By:	/s/Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.

June 18, 2010
English Language Summary

Subject:	The major resolutions of AUO 2010 Annual General Shareholders' Meeting

Regulation:	Published pursuant to Article 2-18 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2010/06/18

Content:

1.	Date of the shareholders' meeting:2010/06/18

2.	Important resolutions:

(1)	To accept 2009 Business Report and Financial Statements: accepted as proposed.

(2)	To accept the appropriation of retained earnings for 2009 losses: accepted as proposed.

(3)	To elect the Directors:

The three newly elected independent directors:

Vivien Huey-Juan Hsieh, Mei-Yue Ho, and Bing-He Yang

The eight newly elected directors:

Kuen-Yao (KY) Lee, Hsuan Bin (HB) Chen, Lai-Juh Chen, Shuang-Lang Peng, Ko-Yung (Eric) Yu– Representative of Qisda Corporation, Hui Hsiung – Representative of Qisda Corporation, Ronald Jen-Chuan Chwang – Representative of BenQ Foundation, and Chang-Hai Tsai– Representative of An Ji Biomedical Corporation.

The term of office of the new directors (including independent directors) is three years from the date on which they are elected at the 2010 annual general shareholders' meeting. The old directors will leave their office on the date the new directors are elected.

(4)	To approve the proposal for the revisions to“ Handling Procedures for Providing Endorsements and Guarantees for Third Parties” and “Handling Procedures for Capital Lending”: approved as proposed.

(5)	To approve the proposal of releasing Directors from non-competition restrictions: approved as proposed.

3.	Endorsement of the annual financial statements (indicate “yes” or “no”): Yes

4.	Any other matters that need to be specified: None

Item 2

AU Optronics Corp.

June 18, 2010
English Language Summary

Subject:	The Re-election of Directors at AUO 2010 Annual General Shareholders' Meeting

Regulation:	Published pursuant to Article 2-6 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2010/06/18

Content:

1.	Date of occurrence of the change:2010/06/18

2.	Name and resume of the replaced person:

Chairman: Kuen-Yao (K.Y.) Lee: Chairman of AUO and Chairman of Qisda

Vice Chairman: Hsuan Bin (H.B.) Chen: Vice Chairman of AUO, Chairman and Chief Executive Officer of Wellypower Optronics Corporation and Chairman of Lextar Electronics Corp.

Director: Hui Hsiung:President and Chief Executive Officer of Qisda

Director: Ching-Shih Han - Representative of China Development Industrial Bank: Director of AUO, Director of Wellypower, Director of Cando and Director of Taiwan Nano Electro-Optical Technology Co. Ltd

Director: Ko-Yung (Eric) Yu - Representative of Qisda: Chairman of Daxon Technology Inc.

Director: Ronald Jen-Chuan Chwang - Representative of Qisda:Chairman and President of iD Ventures America

Independent Director: Vivien Huey-Juan Hsieh: Independent Supervisor of Chief Telecom Inc.

Independent Director: Tze-Kaing Yang: Supervisor of ASUSTeK Computer Inc.

Independent Director: Chieh-Chien Chao: Adjunct Professor at National Taiwan University

3.	Name and resume of the replacement:

Chairman: Kuen-Yao (K.Y.) Lee: Chairman of AUO and Chairman of Qisda

Vice Chairman: Hsuan Bin (H.B.) Chen: Vice Chairman of AUO, Chairman and Chief Executive Officer of Wellypower Optronics Corporation and Chairman of Lextar Electronics Corp.

Director: Lai-Juh Chen: President and CEO of AUO

Director: Shuang-Lang Peng: Executive Vice President of AUO and Chairman of Taiwan Nano Electro-Optical Technology Co. Ltd.

Director: Ko-Yung (Eric) Yu - Representative of Qisda:Chairman of Daxon Technology Inc.

Director: Hui Hsiung - Representative of Qisda: President and Chief Executive Officer of Qisda

Director: Ronald Jen-Chuan Chwang - Representative of BenQ Foundation: Chairman, iD Ventures America, Inc.

Director: Chang-Hai Tsai– Representative of An Ji Biomedical Corporation: Chairman of China Medical University Hospital, Chairman of China Medical University, Founder and Chairman of Asia University

Independent Director: Vivien Huey-Juan Hsieh: Independent Supervisor of Chief Telecom Inc.

Independent Director: Mei-Yue Ho: Independent Director, Bank of Kaohsiung, LTD.

Independent Director: Bing-He Yang: Chairman, UniSVR Global Information Technology Corp.

4.	Type of the change (please enter: “resignation”, “discharge”, “tenure expired” or “new appointment” ): tenure expired

5.	Reason for the change: Re-election

6.	Number of shares held by the new director at the time of appointment:

Vivien Huey-Juan Hsieh:0 share
Mei-Yue Ho: 0 share
Bing-He Yang: 0 share
Kuen-Yao (K.Y.) Lee: 10,532,153 shares
Hsuan Bin (H.B.) Chen: 6,197,633 shares
Lai-Juh Chen: 2,959,118 shares
Shuang-Lang Peng: 2,533,660 shares
Qisda Corporation: 663,598,620 shares
BenQ Foundation: 100,000 shares
An Ji Biomedical Corporation: 200,000 shares

7.	Original term (from __________ to __________): 2007/06/13~2010/06/12

8.	Effective date of the new appointment:2010/06/18

9.	Rate of turnover of directors of the same term: Re-election

10.	Any other matters that need to be specified: The Company has set the audit committee in accordance with the Securities and Exchange Law. Thus, the Company will not have supervisors anymore.

Item 3

AU Optronics Corp.

June 18, 2010
English Language Summary

Subject:	To release the Directors from non-competition restrictions at AUO 2010 Annual General Shareholders' Meeting

Regulation:	Published pursuant to Article 2-21 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2010/06/18

Content:

1.	Date of the shareholders' meeting resolution:2010/06/18

2.	Name and title of the director with permission to engage in competitive conduct:

Vivien Huey-Juan Hsieh, Bing-He Yang, Kuen-Yao (KY) Lee, Hsuan Bin (HB) Chen, Lai-Juh Chen, Shuang-Lang Peng, Ko-Yung (Eric) Yu– Representative of Qisda Corporation, Hui Hsiung – Representative of Qisda Corporation, and Chang-Hai Tsai– Representative of An Ji Biomedical Corporation

3.	Items of competitive conduct in which the director is permitted to engage:

(1)	Vivien Huey-Juan Hsieh: Independent Supervisor of Chief Telecom Inc.

(2)	Bing-He Yang: Chairman, UniSVR Global Information Technology Corp. Supervisor, Applied Vacuum Coating Technologies Co., Ltd.

(3)	Kuen-Yao (K.Y.) Lee:

Chairman of Qisda
Chairman of BenQ
Director of Leaxtar Electronics Corp.
Director of Darfon Corporation
Director of Daxon Technology Inc.
Director of SiPix
Director of AU Optronics (L) Corp.

(4)	Hsuan Bin (H.B.) Chen:

Chairman and Chief Executive Officer of Wellypower Optronics Corporation
Chairman of Lextar Electronics Corp.
Chairman of Lextar Electronics (Suzhou) Corp.

(5)	Lai-Juh Chen:

Director of AU Optronics (L) Corp.
Director of AU Optronics Corporation Japan
Chairman of AU Optronics (Suzhou) Corp.
Director of Apower Optronics Corporation
Director of AU Optronics Manufacturing ( Shanghai) Corp.
Chairman of AU Optronics (Xiamen) Corp.
Director of Darwin Precisions Corp.
Director of Lextar Electronics Corp.
Director of AUO Energy Taiwan Corp.
Director of BriView Electronics Corp.
Director of BriView (L) Corp.
Chairman of AU Optronics (Shanghai) Corp.
Director of AUO Energy (Tianjin) Corp.
Director of BriView (Kunshan) Co., Ltd.
Director of AUO Energy (Suzhou) Corp.
Director of BriView (Hefei) Co., Ltd.

(6)	Shuang-Lang Peng:

Chairman of Taiwan Nano Electro-Optical Technology Co. Ltd
Director of Darwin Precisions Corp.
Director of FORHOUSE CORPORATION
Director of AU Optronics Korea Ltd.
Director of AU Optrenics Singapore Pte. Ltd.
Director of Darwin Precisions (L) Corp.
Chairman of BriView Electronics Corp.
Director of AU Optronics (Suzhou) Corp.
Director of AUO Energy Taiwan Corp.
Director of BriView (L) Corp.
Director of AU Optronics Corporation Japan
Director of AU Optronics Europe B.V.
Director of AU Optronics (Xiamen) Corp.
Chairman of BriView Corp.
Director of AU Optronics (Shanghai) Corp.
Director of BVCH Optronics (Sichuan) Corp.
Chairman of BriView (Hefei) Co., Ltd.
Director of AUO Energy (Suzhou) Corp.
Chairman of BriView (Kunshan) Co., Ltd.
Director of Nano Electro-optical （Kunshan）,Ltd.
Director of New Nano Electro-Optical（Kunshan）,Ltd.

(7)	Ko-Yung (Eric) Yu - Representative of Qisda:

Chairman of Daxon Technology Inc.
Director of Dazzo Technology Corporation
Chairman of BenQ Guru Corp.

(8)	Hui Hsiung - Representative of Qisda:

President and Chief Executive Officer of Qisda
Chairman of Qisda Electronics Corp.
Chairman of Qisda Solutions Inc.
Director of Qisda Czech s.r.o.
Director of Qisda Japan Co., Ltd.
Chairman of SiPix

(9)	Chang-Hai Tsai– Representative of An Ji Biomedical Corporation:

Director of TAIWAN FERTILIZER CO., LTD.

4.	Period of permission to engage in the competitive conduct:

Within period of serving as director of Company

5.	Circumstances of the resolution (please describe the results of the voting under Article 209 of the Company Act):Unanimous approval from all presented shareholders at the AGM upon Chairman's inquiry.

6.
If the permitted competitive conduct is business of a mainland China area enterprise, the name and title of the director (if it is not business of a mainland China area enterprise, please enter "not applicable" below):

(1)	Hsuan Bin (H.B.) Chen

(2)	Lai-Juh Chen

(3)	Shuang-Lang Peng

7.	Company name of the mainland China area enterprise and the director's position in the enterprise:

(1)	Hsuan Bin (H.B.) Chen:

Chairman of Lextar Electronics (Suzhou) Corp.

(2)	Lai-Juh Chen:

Chairman of AU Optronics (Suzhou) Corp.
Director of Apower Optronics Corporation
Director of AU Optronics Manufacturing ( Shanghai) Corp.
Chairman of AU Optronics (Xiamen) Corp.
Director of BriView Electronics Corp.
Chairman of AU Optronics (Shanghai) Corp.
Director of AUO Energy (Tianjin) Corp.
Director of BriView (Kunshan) Co., Ltd.
Director of AUO Energy (Suzhou) Corp.
Director of BriView (Hefei) Co., Ltd.

(3)	Shuang-Lang Peng:

Chairman of BriView Electronics Corp.
Director of AU Optronics (Suzhou) Corp.
Director of AU Optronics (Xiamen) Corp.
Director of AU Optronics (Shanghai) Corp.
Director of BVCH Optronics (Sichuan) Corp.
Chairman of BriView (Hefei) Co., Ltd.
Director of AUO Energy (Suzhou) Corp.
Chairman of BriView (Kunshan) Co., Ltd.
Director of Nano Electro-optical （Kunshan）,Ltd.
Director of New Nano Electro-Optical（Kunshan）,Ltd.

8.	Address of the mainland China area enterprise:

AU Optronics (Shanghai) Corp.: No.3, Ln 58, San-Zhuang Rd, Songjiang Export Processing Zone, Shanghai China
AU Optronics (Xiamen) Corp.: No.1689, Xiang’An North Road, Xiang’An Branch,Torch Hi-tech Industrial Development Zone Xiamen
AU Optronics (Suzhou) Corp.: No.398 Suhong Zhong Road, Suzhou Industrial Park, China
AU Optronics Manufacturing ( Shanghai) Corp.: 5F,Building B, 33 Guangshun Road, Changning District, Shanghai, China
AUO Energy (Tianjin) Corp.: No.8,ZongChang Road, Base of Bohai Oil and Army provisions Zone, Tianjin, China
AUO Energy (Suzhou) Corp.No.398 Suhong Zhong Road, Suzhou Industrial Park, China
BVCH Optronics (Sichuan) Corp.: Gaoxin District, Minayang, Sichuan, China
BriView (Hefei) Co., Ltd.: Floor 4, Haiheng Building, 6 Cuiwei Road, Hefei Economic and Technological Development Area, Anhui Province
BriView (Kunshan) Co., Ltd.: Technology Square ,Kunshan Economic and Technological Development Area, Jiangsu Province
BriView Electronics Corp.: No.1998, Fangshan West Road, Xiang’An Branch,Torch Hi-tech Industrial Development Zone Xiamen
Nano Electro-optical （Kunshan）,Ltd.:No.555 Tong Feng East Rd., Economic Exploitation Area Kunshan City
New Nano Electro-Optical（Kunshan）,Ltd.: No.1 Standard Factory Buildings of Thrid Avenue Kunshan Export Processing Zone
Apower Optronics Corporation: No. 682 Fengting Road Weiting Town, Suzhou Industrial Park, China
Lextar Electronics (Suzhou) Corp.: No. 9, SING CHENG Rd. Suzhou Industrial Park, China

9.	Business items of the mainland China area enterprise:

AU Optronics (Shanghai) Corp.: Sales support in the PRC
AU Optronics (Xiamen) Corp.: Assembly of TFT-LCD modules in the PRC
AU Optronics (Suzhou) Corp.: Assembly of TFT-LCD modules in the PRC
AU Optronics Manufacturing (Shanghai) Corp.: Assembly of TFT-LCD modules in the PRC
AUO Energy (Tianjin) Corp.: Design, manufacturing and sale of solar modules
AUO Energy (Suzhou) Corp.: Design, manufacturing and sale of solar modules
BVCH Optronics (Sichuan) Corp.: Assembly of TFT-LCD modules in the PRC
BriView (Hefei) Co., Ltd.: Manufacturing and sale of liquid crystal products and related parts
BriView (Kunshan) Co., Ltd.: Manufacturing and sale of liquid crystal products and related parts
BriView Electronics Corp.: Manufacturing and sale of liquid crystal products and related parts
Nano Electro-optical （Kunshan）,Ltd.: Manufacturing and sale of light guide and backlight key components
New Nano Electro-Optical（Kunshan）,Ltd.: Manufacturing and sale of light guide and backlight key components
Apower Optronics Corporation: Manufacturing and sale varieties of optoelectronics device
Lextar Electronics (Suzhou) Corp.: Marketing and manufacturing LED products, including epitaxy、chip、package and applications.

10.	Degree of effect on the Company's finances and business: None

11.	If the director has invested in the mainland China area enterprise, the monetary amount of the director's investment and the director's shareholding ratio: None

12.	Any other matters that need to be specified: None